(formerly Taseko Mines Limited)

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

TREKOR METALS LIMITED

(formerly Taseko Mines Limited)

Condensed Consolidated Interim Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		June 30,	December 31,
	Note	2026	2025
ASSETS
Current assets
Cash		185,764	187,961
Accounts receivable	8	27,311	13,037
Inventories	9	141,587	133,557
Prepaids		6,855	7,922
Other financial assets	10	1,560	2,409
		363,077	344,886
Property, plant and equipment	11	2,219,493	2,045,452
Inventories	9	56,276	54,030
Deferred tax assets		27,056	21,511
Other financial assets	10	957	957
Goodwill		5,859	5,651
		2,672,718	2,472,487
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		139,787	100,273
Interest payable		9,756	9,409
Current portion of long-term debt	12	33,881	35,697
Current portion of Cariboo consideration payable	13	43,827	23,597
Current portion of Florence financings	14	25,959	13,058
Current portion of deferred revenue	15	23,697	15,313
Current income tax payable		7,192	3,498
Other financial liabilities	5b, 10	8,948	29,165
		293,047	230,010
Long-term debt	12	731,404	711,299
Cariboo consideration payable	13	95,886	132,006
Florence financings	14	223,190	199,100
Deferred revenue	15	84,583	82,617
Provision for environmental rehabilitation		158,227	155,651
Deferred tax liabilities		200,223	158,846
Other financial liabilities	10	29,977	24,295
		1,816,537	1,693,824
EQUITY
Share capital		814,483	800,489
Contributed surplus		59,807	62,653
Non-controlling interest		1	1
Accumulated other comprehensive income ("AOCI")		50,534	23,228
Deficit		(68,644)	(107,708)
		856,181	778,663
		2,672,718	2,472,487
Commitments and contingencies	18
Subsequent events	5b

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TREKOR METALS LIMITED

(formerly Taseko Mines Limited)

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Revenues	3	330,553	116,082	567,646	255,231
Cost of sales
Production costs	4	(176,576)	(95,382)	(299,108)	(195,740)
Depletion and amortization	4	(39,245)	(25,210)	(68,411)	(47,635)
Other operating (costs) income	4	-	4,008	(952)	4,008
Earnings from mining operations		114,732	(502)	199,175	15,864

General and administrative		(4,071)	(4,116)	(8,669)	(7,440)
Share-based compensation expense	16c	(4,320)	(4,740)	(13,337)	(9,744)
Project evaluation expense		(1,190)	(322)	(1,533)	(1,491)
Changes in derivatives and other fair value instruments	5a	(27,942)	(11,055)	(35,775)	(36,144)
Other (expense) income		293	(107)	71	(51)
Income (loss) before financing costs and income taxes		77,502	(20,842)	139,932	(39,006)

Finance income		1,058	124	2,532	1,454
Finance expense	6	(17,562)	(10,228)	(27,181)	(22,435)
Accretion expense	6	(7,370)	(13,715)	(17,965)	(20,385)
Foreign exchange gain (loss)		(12,517)	39,090	(22,706)	38,261
Income (loss) before income taxes		41,111	(5,571)	74,612	(42,111)

Income tax (expense) recovery	7	(18,891)	27,439	(35,548)	35,419
Net income (loss)		22,220	21,868	39,064	(6,692)

Other comprehensive income (loss):
Items that will remain permanently in other comprehensive income:
(Loss) gain on financial assets		(345)	435	(849)	686
Items that may in the future be reclassified to income (loss):
Foreign currency translation reserve		14,057	(32,731)	28,155	(32,174)
Total other comprehensive income (loss)		13,712	(32,296)	27,306	(31,488)

Total comprehensive income (loss)		35,932	(10,428)	66,370	(38,180)

Earnings (loss) per share attributable to owners of the Company
Basic	17	0.06	0.07	0.11	(0.02)
Diluted	17	0.06	0.07	0.10	(0.02)

Weighted average shares outstanding (thousands)
Basic	17	365,714	315,992	364,851	313,224
Diluted	17	373,781	318,897	373,278	313,224

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TREKOR METALS LIMITED

(formerly Taseko Mines Limited)

Condensed Consolidated Interim Statements of Cash Flows
(Cdn$ in thousands)

(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Operating activities
Net income (loss) for the period		22,220	21,868	39,064	(6,692)
Adjustments for:
Depletion and amortization		39,354	25,455	68,621	47,880
Income tax expense (recovery)	7	18,891	(27,439)	35,548	(35,419)
Finance income		(1,058)	(124)	(2,532)	(1,454)
Finance expense	6	17,562	10,228	27,181	22,435
Accretion expense	6	7,370	13,715	17,965	20,385
Recognition of deferred revenue	15b	(1,730)	(752)	(2,881)	(2,361)
Changes in derivatives and other fair value instruments	5a	27,942	11,055	35,775	36,144
Unrealized foreign exchange loss (gain)		13,890	(40,335)	26,061	(38,261)
Share-based compensation expense		4,505	4,820	11,124	8,989
Other operating activities		(587)	(2,662)	(737)	(5,458)
Net change in working capital	19	35,031	10,125	22,058	35,658
Cash provided by operating activities		183,390	25,954	277,247	81,846

Investing activities
Gibraltar capitalized stripping costs	11	(27,849)	(30,765)	(43,018)	(68,847)
Gibraltar capital expenditures	11	(25,993)	(16,115)	(48,353)	(29,716)
Florence Copper wellfield development	11	(38,428)	-	(53,387)	-
Florence Copper start-up and commissioning costs	11	-	-	(21,153)	-
Florence Copper development costs	11	(3,142)	(79,068)	(12,891)	(159,049)
Other project development costs	11	(3,064)	(1,506)	(6,435)	(2,100)
Settlements of copper price options	5b	(19,393)	-	(32,024)	-
Other investing activities		1,058	124	2,532	1,454
Cash used for investing activities		(116,811)	(127,330)	(214,729)	(258,258)

Financing activities
Interest paid		(29,199)	(32,633)	(31,028)	(35,613)
Proceeds from Florence financings		-	4,553	-	18,934
Repayment of Florence financings	14	(802)	-	(802)	-
Repayment of Florence equipment and lease financings	12e, 12f	(2,241)	(1,641)	(4,437)	(3,239)
Repayment of Gibraltar equipment and lease financings	12d, 12f	(8,375)	(8,015)	(15,457)	(16,645)
Advances from revolving credit facility		-	76,113	-	76,113
Net proceeds from sale of non-controlling interest		-	71,778	-	71,778
Payment of Cariboo consideration payable	13	(9,926)	(6,645)	(22,464)	(16,645)
Net proceeds from share issuances		-	-	-	29,630
Proceeds from exercise of share options		528	1,273	6,707	1,962
Cash (used for) provided by financing activities		(50,015)	104,783	(67,481)	126,275
Effect of exchange rate changes on cash		566	(2,197)	2,766	(607)
Increase (decrease) in cash		17,130	1,210	(2,197)	(50,744)
Cash, beginning of period		168,634	120,778	187,961	172,732
Cash, end of period		185,764	121,988	185,764	121,988
Supplementary cash flow information	19

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TREKOR METALS LIMITED

(formerly Taseko Mines Limited)

Condensed Consolidated Interim Statements of Changes in Equity

(Cdn$ in thousands)
(Unaudited)

	Number of	Share	Contributed	Non-controlling
	shares ('000)	capital	surplus	interest⁽¹⁾	AOCI	Deficit	Total
Balance as at January 1, 2025	304,676	529,413	57,786	-	52,845	(136,822)	503,222
Share-based compensation	-	-	9,147	-	-	-	9,147
Exercise of options	3,193	8,655	(3,099)	-	-	-	5,556
Share issuances, net	53,231	262,421	-	-	-	-	262,421
Settlement of performance share units	-	-	(1,181)	-	-	-	(1,181)
Sale of non-controlling interest	-	-	-	1	-	68,428	68,429
Tax effect on sale of non-controlling interest	-	-	-	-	-	(9,238)	(9,238)
Total comprehensive loss for the year	-	-	-	-	(29,617)	(30,076)	(59,693)
Balance as at December 31, 2025	361,100	800,489	62,653	1	23,228	(107,708)	778,663

Balance as at January 1, 2026	361,100	800,489	62,653	1	23,228	(107,708)	778,663
Share-based compensation	-	-	4,441	-	-	-	4,441
Exercise of options	2,863	10,468	(3,761)	-	-	-	6,707
Settlement of performance share units	1,867	3,526	(3,526)	-	-	-	-
Total comprehensive income for the period	-	-	-	-	27,306	39,064	66,370
Balance as at June 30, 2026	365,830	814,483	59,807	1	50,534	(68,644)	856,181

⁽¹⁾ For the six months ended June 30, 2026 and the year ended December 31, 2025, all net income (loss) and total comprehensive income (loss) were wholly attributable to owners of the Company. The non-controlling interest relates to the 22.5% interest in the New Prosperity project beneficially owned by the Tsilhqot'in Nation.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

1. Reporting Entity

Trekor Metals Limited (formerly Taseko Mines Limited) (the "Company" or "Trekor") is a corporation governed by the British Columbia Business Corporations Act. On June 25, 2026, the Company changed its legal name from Taseko Mines Limited to Trekor Metals Limited. The name change had no effect on the Company's legal status, operations, assets, liabilities, or shareholders' equity.

These unaudited condensed consolidated interim financial statements (the "interim financial statements") comprise the Company and its controlled subsidiaries as at and for the three and six months ended June 30, 2026. The Company is principally engaged in the production and sale of copper metal and copper concentrates, as well as related activities, including mine permitting and development, within the Province of British Columbia, Canada, and the State of Arizona, USA.

2. Material Accounting Policies

2.1 Statement of compliance

These interim financial statements have been prepared in compliance with International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting.

The Company's Audit and Risk Committee authorized the issuance of these financial statements on August 5, 2026.

2.2 Material accounting policies and significant accounting judgments and estimates

The preparation of these interim financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis, and revisions are recognized in the period in which the estimates are revised and in any future periods affected.

These interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2025. The accounting policies applied in these financial statements are consistent with those disclosed in the annual financial statements, except as described in Note 2.3. There have been no significant changes in accounting policy judgments or key sources of estimation uncertainty during the six months ended June 30, 2026.

2.3 New accounting standards issued but not yet effective

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9, Financial Instruments and related disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The amendments are effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on these interim financial statements. For financial liabilities settled in cash using an electronic payment system, the Company applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The impact of adoption on the Company’s comparative cash balance as at December 31, 2025 was not material and is therefore not presented as a separate line item in the consolidated statements of cash flows.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation and disclosure of information in the financial statements, including a prescribed structure for the statement of income, new defined subtotals, and enhanced disclosures for management-defined performance measures ("MPMs"). The standard also includes new guidance on the aggregation and disaggregation of information in the financial statements.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. Early adoption is permitted.

The Company is currently evaluating the impact of adopting IFRS 18 on its interim financial statements. The standard is expected to result in changes to the presentation of the Company's consolidated statements of comprehensive income by requiring all income and expenses to be classified into the three main categories of operating, investing, and financing. Specifically, the Company anticipates changes to the presentation of certain income and expense items. For example, foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into a single line item. The consolidated statement of cash flows will begin with the new IFRS 18-specified subtotal of operating profit. The Company will also provide enhanced note disclosures for any identified MPMs. The Company intends to adopt the standard on its effective date.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

3. Revenues

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue from contracts with customers:
Copper contained in concentrate	257,364	110,539	456,000	239,322
Copper cathode	45,959	-	57,565	-
Molybdenum concentrate	20,966	4,546	43,644	14,313
Silver	815	755	1,268	2,496
Gold	86	351	653	740
	325,190	116,191	559,130	256,871
Copper price adjustments on concentrate	511	(377)	(789)	(915)
Copper price adjustments on cathode	(59)	-	62	-
Molybdenum price adjustments on concentrate	4,911	268	9,243	(725)
Revenues	330,553	116,082	567,646	255,231

4. Cost of Sales and Other Operating Costs (Income)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Site operating costs	146,681	86,067	282,623	154,984
Production royalties	4,430	-	5,458	-
Transportation costs	10,501	5,720	16,896	11,704
Changes in inventories:
Changes in finished goods	7,165	(2,123)	(12,710)	587
Changes in sulphide ore stockpiles	9,547	17,975	11,054	46,238
Changes in oxide ore	(1,939)	(12,257)	(2,114)	(17,773)
Changes in inventories of copper in solutions	191	-	(2,099)	-
	176,576	95,382	299,108	195,740
Depletion and amortization	39,245	25,210	68,411	47,635
Cost of sales	215,821	120,592	367,519	243,375

Other operating costs (income):
Research and development tax credits	-	(4,008)	952	(4,008)
Other operating costs (income)	-	(4,008)	952	(4,008)

Site operating costs include personnel costs, mine operating costs, repair and maintenance costs, consumables, operating supplies and external services.

During the three and six months ended June 30, 2025, the Company recognized $5,624 of non-refundable scientific research and experimental development tax credits related to qualifying activities performed at the Gibraltar mine through 2023. Consistent with the accounting treatment of the related qualifying expenditures, $4,008 was recognized as other operating income and $1,616 as a reduction of property, plant and equipment. During the six months ended June 30, 2026, the Company recognized a provision of $952 against these tax credits following a reassessment of their recoverability.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

5. Derivatives and Other Fair Value Instruments

a) Derivatives and other financial instruments measured at fair value

The following is a summary of derivative fair value gains and losses for the three and six months ended June 30, 2026, and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Realized loss on settled copper options	24,192	1,285	41,607	2,571
Reversal of unrealized (loss) gain on settled copper options previously recognized	(11,331)	(1,296)	(30,659)	21,782
Unrealized (gain) loss on outstanding copper options	2,767	2,380	859	880
Realized loss on fuel call options	-	281	-	548
Unrealized gain on fuel call options	-	(217)	-	(229)
Net loss on copper price and fuel contracts (b)	15,628	2,433	11,807	25,552

Fair value adjustment on Cariboo contingent performance payments (Note 13)	3,294	5,136	3,548	1,826
Fair value adjustment on Florence copper stream derivative (Note 14)	9,020	3,486	20,420	8,766
Changes in derivatives and other fair value instruments	27,942	11,055	35,775	36,144

b) Copper contracts

The following is a summary of derivative transactions entered into by the Company during the six months ended June 30, 2026.

Date of purchase	Contract	Quantity	Strike Price	Period	Cost
January 2026	Copper collar	12 million lbs	US$4.75 / US$7.50 per lb	Q3 2026	90
January 2026	Copper collar	12 million lbs	US$4.75 / US$8.50 per lb	Q3 2026	Zero cost
May 2026	Copper put	13.5 million lbs	US$4.75 per lb	Q4 2026	740
May 2026	Copper put	13.5 million lbs	US$4.75 per lb	Q4 2026	745

Details of the outstanding options contracts as at June 30, 2026 are summarized in the following table:

Contract	Quantity	Strike price	Period	Cost	Fair value
Copper collar	9.0 million lbs	US$4.00 / US$5.40 per lb	June 2026	Zero cost (1)	(9,672)
Copper collar	12 million lbs	US$4.75 / US$7.50 per lb	Q3 2026	90	(39)
Copper collar	12 million lbs	US$4.75 / US$8.50 per lb	Q3 2026	Zero cost	11
Copper put	27.5 million lbs	US$4.75 per lb	Q4 2026	1,485	752
Derivative liability as at June 30, 2026 (December 31, 2025 - Derivative liability of $29,165)					(8,948)
(1) The copper collar payable was settled on July 2, 2026.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

6. Finance and Accretion Expense

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest expense	16,909	17,145	33,108	34,491
Amortization of deferred financing charges (Note 12)	653	620	1,294	1,237
Less: interest expense capitalized (Note 11)	-	(7,537)	(7,221)	(13,293)
Finance expense	17,562	10,228	27,181	22,435

Accretion on deferred revenue (Note 15)	2,318	2,320	4,606	5,031
Accretion on provision for environmental rehabilitation	931	710	1,683	1,434
Accretion on Cariboo consideration payable (Note 13)	1,765	4,484	3,026	5,148
Accretion on Florence royalty obligation (Note 14)	2,356	6,201	8,650	8,772
Accretion expense	7,370	13,715	17,965	20,385

Total Finance and Accretion expense	24,932	23,943	45,146	42,820

Borrowing costs were capitalized using an average capitalization rate of 8.25% (2025 - 8.25%).

7. Income Tax

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Current income tax expense (recovery)	1,751	(1,243)	3,695	(1,243)
Deferred income tax expense (recovery)	17,140	(26,196)	31,853	(34,176)
Income tax expense (recovery)	18,891	(27,439)	35,548	(35,419)

8. Accounts Receivable

	June 30, 2026	December 31, 2025
Trade and settlement receivables	26,508	12,808
Other receivables	803	229
Accounts receivable	27,311	13,037

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

9. Inventories

	June 30, 2026	December 31, 2025
Current:
Copper concentrate	17,631	10,815
Copper cathode	9,365	2,498
Molybdenum concentrate	671	489
Copper in solutions	2,720	-
Oxide ore on leach pads	6,495	6,361
Sulphide ore stockpiles	43,122	58,972
Materials and supplies	61,583	54,422
	141,587	133,557

Long-term:
Oxide ore on leach pads	56,276	25,406
Oxide ore stockpiles	-	28,624
	56,276	54,030

10. Other Financial Assets and Other Financial Liabilities

	June 30, 2026	December 31, 2025
Marketable securities	1,560	2,409
Current portion of other financial assets	1,560	2,409

Investments in private companies	500	500
Reclamation deposits	457	457
Long-term portion of other financial assets	957	957

Copper price options (Note 5b)	(8,948)	(29,165)
Current portion of financial liabilities	(8,948)	(29,165)

Deferred share unit settlement liability (1)	(28,977)	(22,295)
Other liabilities	(1,000)	(2,000)
Long-term portion of other financial liabilities	(29,977)	(24,295)

(1) The deferred share units ("DSUs") issued to members of the board of the Company that vest upon their completion of service are accounted for as cash-settled share-based payment awards. The DSU liability is recognized based on the quoted market value of the Company's common shares on the date of grant and is re-measured to fair value each reporting period thereafter to reflect changes in the market value of the Company's common shares.  The changes in fair value in the period are recorded in the statement of comprehensive income (loss) as "Share-based compensation expense".

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

11. Property, Plant and Equipment

Cost	Property acquisition costs	Mineral properties	Plant and equipment	Construction in progress	Total
As at January 1, 2025	121,187	928,965	1,082,749	425,751	2,558,652
Additions	-	175,756	43,844	225,136	444,736
Changes in rehabilitation provision	-	(10,355)	-	-	(10,355)
Disposals	-	-	(40,550)	-	(40,550)
Transfer between categories	-	132,286	36,402	(168,688)	-
Foreign exchange translation	(2,836)	(10,634)	(1,548)	(25,069)	(40,087)
As at December 31, 2025	118,351	1,216,018	1,120,897	457,130	2,912,396
Additions	-	63,290	13,208	127,749	204,247
Changes in rehabilitation provision	-	1,024	-	-	1,024
Disposals	-	-	(34,164)	-	(34,164)
Transfers between categories	-	32,551	82,850	(115,401)	-
Foreign exchange translation	2,105	11,715	1,431	24,688	39,939
As at June 30, 2026	120,456	1,324,598	1,184,222	494,166	3,123,442

Accumulated depreciation
As at January 1, 2025	-	364,466	424,084	-	788,550
Depletion and amortization	-	35,481	80,976	-	116,457
Disposals	-	-	(38,063)	-	(38,063)
As at December 31, 2025	-	399,947	466,997	-	866,944
Depletion and amortization	-	29,462	41,016	-	70,478
Disposals	-	-	(33,861)	-	(33,861)
Foreign exchange translation	-	260	128	-	388
As at June 30, 2026	-	429,669	474,280	-	903,949

Net book value
As at December 31, 2025	118,351	816,071	653,900	457,130	2,045,452
As at June 30, 2026	120,456	894,929	709,942	494,166	2,219,493

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

The following schedule shows the continuity of property, plant and equipment net book value by project for the six months ended June 30, 2026:

Net book value	Gibraltar Mine	Florence Copper	Yellowhead	Aley	Other	Total
As at January 1, 2026	964,366	1,027,722	33,676	18,401	1,287	2,045,452
Net additions	106,797	90,472	5,788	700	187	203,944
Changes in rehabilitation cost asset	11	1,013	-	-	-	1,024
Depletion and amortization	(57,621)	(12,685)	-	-	(172)	(70,478)
Foreign exchange translation	-	39,551	-	-	-	39,551
As at June 30, 2026	1,013,553	1,146,073	39,464	19,101	1,302	2,219,493

During the three and six months ended June 30, 2026, the Company incurred wellfield development costs of $33,381 and $52,212, respectively, and other capital expenditures of $7,632 and $9,886, respectively, in connection with the Florence Copper project. During the six months ended June 30, 2026, the Company also capitalized start-up and commissioning costs of $21,153 and interest on borrowings of $7,221.

During the three and six months ended June 30, 2025, the Company capitalized development costs of $58,794 and $142,021, respectively, and interest on borrowings of $7,537 and $13,293, respectively, in connection with the Florence Copper project.

During the three and six months ended June 30, 2026, non-cash additions to capitalized stripping costs at Gibraltar included $3,565 and $5,516, respectively (2025 - $4,798 and $10,734), related to depreciation of mining assets.

Depreciation expense related to right-of-use assets for the three and six months ended June 30, 2026 was $2,241 and $4,478 (2025 - $3,677 and $6,476), respectively.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

12. Debt

Net book value	Senior secured notes (a)	Revolving credit facility (b)	Gibraltar equipment loans (d)	Florence equipment loans (e)	Lease liabilities (f)	Total
As at January 1, 2025	705,756	-	48,998	29,158	13,296	797,208
Additions and advances	-	103,842	-	4,553	20,104	128,499
Principal payments	-	(103,995)	(18,183)	(6,905)	(15,194)	(144,277)
Amortization of deferred financing charges	2,388	-	115	-	-	2,503
Unrealized foreign exchange movements	(34,030)	153	(1,265)	-	(359)	(35,501)
Foreign currency translation	-	-	-	(1,363)	(73)	(1,436)
As at December 31, 2025	674,114	-	29,665	25,443	17,774	746,996
Additions and advances	-	-	-	-	10,202	10,202
Principal payments	-	-	(9,602)	(3,808)	(6,405)	(19,815)
Amortization of deferred financing charges (Note 6)	1,255	-	39	-	-	1,294
Unrealized foreign exchange movements	25,200	-	423	-	(45)	25,578
Foreign currency translation	-	-	-	843	187	1,030
Total debt, June 30, 2026	700,569	-	20,525	22,478	21,713	765,285
Less: current portion of long-term debt	-	-	14,235	8,369	11,277	33,881
Long-term debt, June 30, 2026	700,569	-	6,290	14,109	10,436	731,404

Total debt, December 31, 2025	674,114	-	29,665	25,443	17,774	746,996
Less: current portion of long-term debt	-	-	19,500	7,705	8,492	35,697
Long-term debt, December 31, 2025	674,114	-	10,165	17,738	9,282	711,299

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

a) Senior secured notes

On April 23, 2024, the Company completed an offering of US$500,000 aggregate principal amount of senior secured notes due 2030 (the "Notes"). The Notes mature on May 1, 2030 and bear interest at a rate of 8.25% per annum, payable semi-annually on May 1 and November 1.

The Notes are secured by liens on the shares of the Company's wholly-owned subsidiary, Gibraltar Mines Ltd. ("Gibraltar Mines"), and Gibraltar Mine's rights under the Gibraltar joint venture agreement, as well as the shares of Curis Holdings (Canada) Ltd. ("Curis"), Florence Holdings Inc. ("Florence Holdings") and Cariboo Copper Corp. ("Cariboo"). The Notes are guaranteed by each of the Company's existing and future restricted subsidiaries. The liens on the collateral securing the notes and the guarantees rank behind the liens securing the revolving credit facility. The Company is subject to customary restrictions on asset sales, the issuance of preferred shares, dividends and other restricted payments. The Notes do not contain financial performance covenants.

The Notes contain customary prepayment options, certain of which constitute embedded derivatives and are measured at fair value through profit or loss. The Company has estimated the fair value of the prepayment options to be nominal.

b) Revolving credit facility

The Company has a US$110,000 revolving credit facility (the "Facility") secured by first liens against the Company's rights under the Gibraltar joint venture, as well as the shares of Gibraltar Mines, Curis, Florence Holdings, and Cariboo. The Facility matures on November 6, 2027.

Amounts drawn under the Facility bear interest SOFR plus 4.0% per annum, while undrawn amounts are subject to a standby fee of 1.0% per annum. As at June 30, 2026 and December 31, 2025, no amounts were outstanding under the Facility.

The Facility contains customary covenants, including requirements for the Company to maintain a maximum senior debt-to-EBITDA ratio, a minimum interest coverage ratio, a minimum tangible net worth and minimum liquidity, as defined in the facility agreement. The Company was in compliance with all covenants as at June 30, 2026.

c) Letter of credit facilities

The Gibraltar joint venture ("Gibraltar") has in place a $7,000 credit facility for the purpose of providing letters of credit ("LC") to key suppliers of Gibraltar to assist with trade finance and working capital requirements.

LC's issued under the facility are guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is unsecured, renewable annually and contains no financial covenants. As at June 30, 2026, letters of credit issued and outstanding under this facility totalled $3,750 (December 31, 2025 - $3,750).

The Company also has a US$4,000 credit facility for the sole purpose of issuing LCs to certain key contractors in connection with the development of Florence Copper. Any LCs issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured, and contains no financial covenants. As at June 30, 2026 and December 31, 2025, no LCs were issued and outstanding under this LC facility.

d) Gibraltar equipment loans

As at June 30, 2026, the equipment loans are secured by substantially all existing mobile mining equipment at the Gibraltar mine. The loans were entered into between December 2022 and December 2024, have repayment terms of 48 months and require monthly principal and interest payments. Interest rates range from 6.3% to 9.4%.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

e) Florence equipment loans

In 2023, the Company entered into a US$25,000 equipment financing facility with Banc of America Leasing & Capital LLC, secured by specific equipment associated with the Florence Copper project. Advances of US$20,000 and US$5,000 were received in October 2023 and December 2023, respectively. On May 7, 2025, the Company obtained an additional US$3,300 under the facility.

The facility does not contain financial covenants and requires monthly repayments over a 60-month term. Interest rates under the facility range from 7.2% to 9.4%.

f) Lease liabilities

Lease liabilities have monthly repayment terms ranging from 12 to 72 months.

13. Cariboo Consideration Payable to Prior Owners of Cariboo

In transactions occurring in 2023 and 2024, the Company acquired Cariboo, which increased its effective ownership in Gibraltar from 75% to 100%. On March 15, 2023, the Company acquired Sojitz Corporation's ("Sojitz") 50% interest in Cariboo, resulting in a 12.5% increase in its effective interest in Gibraltar from 75% to 87.5%. On March 25, 2024, the Company acquired the remaining 50% of Cariboo from Dowa Metals & Mining Co. Ltd. ("Dowa") and Furukawa Co. Ltd. ("Furukawa"). The liabilities arising from these transactions are collectively referred to as the "Cariboo consideration payable".

Sojitz transaction

The acquisition price consisted of a minimum amount of $60,000 payable over a five-year period ("Sojitz Minimum Payments") and potential contingent performance payments depending on Gibraltar copper revenues and copper prices over the next five years ("Sojitz Contingent Consideration"). There is no interest payable on the minimum amounts. An initial $10,000 was paid to Sojitz upon closing and the remaining minimum amount is payable in $10,000 annual instalments over five years thereafter. The Sojitz Minimum Payments are a financial liability measured at amortized cost, using an effective discount rate of 7.16%.

The Sojitz Contingent Consideration payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments are calculated by multiplying Gibraltar copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57,000 over the five-year period, limiting the acquisition cost to a maximum of $117,000. The Sojitz Contingent Consideration is a financial liability measured at fair value through profit and loss.

The fourth annual instalment payment of $10,000 was paid in February 2026 and the contingent payment of $9,926 for the 2025 calendar year was paid on April 1, 2026.

Dowa and Furukawa transaction

Amounts owing by Cariboo to Dowa and Furukawa are by way of non-interest bearing secured and unsecured promissory notes of $45,500 and $71,500, respectively, totaling $117,000 (collectively, the "Cariboo Notes") which are guaranteed by Trekor.

The secured Cariboo Notes are collateralized by Cariboo's 25% Gibraltar joint venture interest.  An initial payment of $5,000 was made to Dowa and Furukawa against the Cariboo Notes on closing with the remaining principal payable in annual instalments over a 10-year period commencing in April 2026, with the secured Cariboo Notes repayable first.  At average LME copper prices below US$4.00 per pound, the annual repayments of the Cariboo Notes will be up to $5,000.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

This repayment amount will increase proportionally, reaching a maximum of $15,250 when average LME copper prices are US$5.00 per pound or higher.

If average LME copper prices exceed an annual average of US$5.00 per pound or higher each year over the repayment period, up to $25,000 in contingent consideration is payable to Dowa and Furukawa (the "Dowa and Furukawa Contingent Performance Payments"). The Dowa and Furukawa Contingent Performance Payments is a financial liability measured at fair value through profit and loss. The Company estimates this liability to have nil value as at June 30, 2026.

In combination, total annual payments to Dowa and Furukawa cannot exceed 6.25% of Gibraltar's annual cashflow between 2025 and 2028, and 10% between 2029 and 2033. Any remaining balance of the Cariboo Notes will be paid as a final balloon payment in April 2034. The fair value of the Cariboo Notes on the Acquisition Date was determined to be $71,116. The Cariboo Notes are a financial liability measured at amortized cost, with estimated annual instalments considering the repayment mechanism described above.

As at June 30, 2026, the carrying value of the Cariboo consideration payable is as follows:

	Sojitz	Dowa and Furukawa	Total
Balance as at January 1, 2026	70,652	84,951	155,603
Consideration paid	(19,926)	(2,538)	(22,464)
Fair value adjustment (Note 5a)	3,548	-	3,548
Accretion on minimum consideration payable (Note 6)	715	2,311	3,026
Balance as at June 30, 2026	54,989	84,724	139,713

As at June 30, 2026, the current and long-term portions of the Cariboo consideration payable is as follows:

	Sojitz	Dowa and Furukawa	Total
Minimum consideration payable	18,505	84,725	103,230
Contingent performance payments payable	36,483	-	36,483
Total Cariboo consideration payable	54,988	84,725	139,713
Less: current portion of Cariboo consideration payable
Minimum consideration payable	9,571	14,479	24,050
Contingent performance payments payable	19,777	-	19,777
Long-term portion of Cariboo consideration payable	25,640	70,246	95,886

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

14. Florence Financings

Florence Copper Stream

On December 19, 2022, the Company formed a strategic partnership with Mitsui to develop the Florence Copper project, which includes a copper stream arrangement (the "Copper Stream"), an equity conversion option, and a buyback option.

Under the Copper Stream, Mitsui advanced a total of US$50,000 in installments, and the Company is obligated to deliver 2.67% of copper produced at Florence Copper to Mitsui, with Mitsui to make ongoing payments equal to 25% of the monthly average LME price of copper.

Mitsui has the option to convert the Copper Stream and invest an additional US$50,000 for a 10% equity interest in Florence Copper (the "Equity Conversion Option"). The Equity Conversion Option is exercisable up to October 15, 2028, which is the date three years after the Company completed construction of the commercial production facility, as defined in the agreement. If the Equity Conversion Option is exercised, the Copper Stream will terminate. If not exercised, the Company may repurchase the stream under the buyback option through a cash payment to Mitsui that would provide an internal rate of return of 10% on the stream deposits advanced (the "Buy Back Option"). Otherwise, the Copper Stream will terminate upon delivery of 40 million pounds of copper under the agreement.

Trekor and Mitsui have also entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The contract will cease and be replaced with a marketing agency agreement if the Equity Conversion Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Conversion Option is not exercised, until such time as the Copper Stream deposit is reduced to nil. The offtake contract is also terminated in the event the Company exercises its Buy Back Option. The Copper Stream, Equity Conversion Option, and Buy Back Option are accounted for as a compound derivative instrument and measured at each reporting period. Fair value is determined using a valuation model that incorporates discounted cash flow techniques and Monte Carlo simulation. The valuation is categorized as a Level 3 fair value measurement due to the use of significant unobservable inputs, including long-term production forecasts and contract-specific assumptions.

Florence Royalty Obligation

On February 2, 2024, Florence Holdings, an indirect wholly-owned subsidiary of Trekor, received US$50,000 from Taurus Mining Royalty Fund L.P. ("Taurus"), pursuant to agreements entered into with Taurus for the sale of a perpetual gross revenue royalty interest in certain real property, mining and other rights held by Florence Copper ("Florence Royalty Obligation"). The effective royalty rate is 2.05% of the gross revenue from the sale of all copper from Florence Copper for the life of mine. Proceeds from the royalty transaction were contributed to Florence Copper to fund the construction and development of the commercial production facility.

For accounting purposes, the Florence Royalty Obligation is a financial liability at amortized cost. The current portion of the royalty obligation is an estimate based on anticipated gross revenue over the next twelve months.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

As at June 30, 2026, the carrying value of Florence financings are as follows:

	Florence Copper Stream	Florence Royalty Obligation	Total
Balance as at January 1, 2026	98,245	113,913	212,158
Payments	(357)	(445)	(802)
Fair value adjustment (Note 5a)	20,420	-	20,420
Accretion	-	8,650	8,650
Foreign exchange translation	4,256	4,467	8,723
Balance as at June 30, 2026	122,564	126,585	249,149
Less: current portion of Florence financings	15,058	10,901	25,959
Long-term portion of Florence financings	107,506	115,684	223,190

15. Deferred Revenue

	June 30, 2026	December 31, 2025
Current:
Customer advance payments (a)	15,415	6,789
Gibraltar silver stream agreement (b)	8,282	8,524
Current portion of deferred revenue	23,697	15,313
Long-term portion of Gibraltar silver stream agreement (b)	84,583	82,617
Total deferred revenue	108,280	97,930

a) Customer advance payments

As at June 30, 2026, the Company had received advance payments from a customer on 1.9 million pounds of copper concentrate inventory (December 31, 2025 - 1.0 million pounds).

b) Gibraltar silver stream agreement

In 2017 and as subsequently amended, the Company entered into silver stream purchase and sale agreements with OR Royalties Inc. (formerly Osisko Gold Royalties Ltd.) (the "Gibraltar Silver Stream"). Under the amended Gibraltar Silver Stream, the Company received total upfront cash deposits of US$62.0 million for the sale of an amount equivalent to 100% of the Company's share of Gibraltar payable silver production until 6.8 million ounces of silver have been delivered in aggregate. Thereafter, the Company is required to deliver an amount equivalent to 35% of its share of all future payable silver production from Gibraltar.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months:

Gibraltar silver stream as at January 1, 2026	91,141
Accretion (Note 6)	4,606
Recognition of deferred revenue	(2,882)
Gibraltar silver stream as at June 30, 2026	92,865
Less: current portion of Gibraltar silver stream	8,282
Long-term portion of Gibraltar silver stream as at June 30, 2026	84,583

16. Share-based Compensation

a) Share options

	Options (thousands)	Average price per share
Outstanding as at January 1, 2025	9,033	2.01
Granted	2,813	3.06
Exercised	(3,193)	1.74
Forfeited	(158)	2.47
Outstanding as at January 1, 2026	8,495	2.45
Granted	1,244	9.55
Exercised	(2,863)	2.34
Forfeited	(47)	4.86
Outstanding as at June 30, 2026	6,829	3.77
Exercisable as at June 30, 2026	5,135	2.97

During the six months ended June 30, 2026, the Company granted 1,243,900 (2025 - 2,813,300) share options to directors, executives and employees, exercisable at an average exercise price of $9.55 per common share (2025 - $3.06 per common share), vesting over two years and exercisable within five years of grant date. The total fair value of options granted was $6,244 (2025 - $4,867) based on a weighted average grant-date fair value of $5.02 (2025 - $1.73) per option.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

As at June 30, 2026, the outstanding options have the following ranges of exercise price and life remaining:

Range of exercise price	Options (thousands)	Average life (years)
$1.74 to $1.82	16	2.34
$1.83 to $2.57	2,845	2.05
$2.58 to $3.05	632	0.55
$3.06 to $3.51	2,121	3.50
$3.52 to $9.81	1,215	4.53

The fair value of options granted was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The weighted-average of inputs used in the Black-Scholes valuation for share options are as follows:

	2026	2025
Expected terms (years)	5.0	5.0
Volatility	59%	64%
Dividend yield	0%	0%
Risk-free interest rate	2.9%	3.2%
Weighted-average fair value per option	$5.02	$1.73

b) Deferred, performance and restricted share units

	DSUs (thousands)	PSUs (thousands)	RSUs (thousands)
Outstanding as at January 1, 2025	2,605	2,305	790
Granted	262	742	489
Forfeited	-	-	(186)
Settled	-	(595)	-
Outstanding as at January 1, 2026	2,870	2,452	1,093
Granted	93	226	222
Forfeited	-	-	(39)
Settled	-	(830)	(270)
Outstanding as at June 30, 2026	2,963	1,848	1,006

During the six months ended June 30, 2026, 93,617 DSUs were issued to directors (2025 - 264,900), 226,000 PSUs to senior executives (2025 - 741,600) and 222,000 RSUs to non-executives (2025 - 489,000).

The fair value of DSUs, PSUs and RSUs granted was $6,099 (2025 - $5,593), with a weighted average fair value at the grant date of $9.46 per unit for the DSUs (2025 - $3.06 per unit), $14.72 per unit for the PSUs (2025 - $4.43 per unit), and $9.30 per unit for the RSUs (2025 - $3.06 per unit).

Deferred share units are accounted for as cash settled share-based compensation. Performance share units and restricted share units are accounted for as equity settled share-based compensation.

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

c) Share-based compensation summary

Share-based compensation expense is comprised as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Expensed as share-based compensation expense:
Change in fair value of deferred share units	2,774	3,099	6,683	5,046
Performance share units expense	761	778	1,523	1,556
Restricted share units expense	338	231	1,020	481
Share options expense (1)	447	632	4,111	2,661
	4,320	4,740	13,337	9,744
Expensed as production costs:
Share options expense (1)	184	71	634	417
	184	71	634	417

(1) Estimated forfeiture rate of 0% based on historically low level of forfeitures observed for the Company's stock option awards.

17. Earnings (Loss) per Share

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income (loss) attributable to owners of the Company	22,220	21,868	39,064	(6,692)
(in thousands of common shares)
Weighted-average number of common shares	365,714	315,992	364,851	313,224
Effect of dilutive securities:
Stock options	4,222	2,905	4,655	-
Restricted share units	1,003	-	974	-
Performance share units	2,842	-	2,798	-
Weighted-average number of diluted common shares	373,781	318,897	373,278	313,224
Earnings (loss) per common share:
Basic earnings (loss) per share	0.06	0.07	0.11	(0.02)
Diluted earnings (loss) per share	0.06	0.07	0.10	(0.02)

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

18. Commitments and Contingencies

a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at June 30, 2026, are presented in the following table:

Remainder of 2026	4,792
2027	7,141
2028	5,400
2029	1,350
2030 and thereafter	-
Total commitments	18,683

As at June 30, 2026, the Company had commitments to incur capital expenditures of $2,067 (December 31, 2025 - $1,132) for Florence Copper and $5,543 (December 31, 2025 - $24,156) for Gibraltar.

b) Contingencies

There are no known contingencies that would impact the financial position or performance of the Company as at June 30, 2026.

19. Supplementary Cash Flow Information

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Change in non-cash working capital items
Accounts receivable	(7,011)	754	(14,274)	(646)
Inventories	9,128	(3,347)	(12,236)	20,068
Prepaids	476	(3,405)	1,067	(1,022)
Accounts payable and accrued liabilities (1)	28,174	15,638	38,876	14,163
Customer advance payments	4,264	485	8,625	3,095
	35,031	10,125	22,058	35,658
Non-cash investing and financing activities
Right-of-use assets acquired	9,651	8,215	12,130	14,067

(1) Excludes accounts payable and accrued liability changes on capital expenditures

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

20. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, based on the reliability of the inputs used to estimate the fair values.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the senior secured notes, a Level 1 measurement, is determined based upon publicly available information. The fair values of the senior secured notes are $742,735 (December 31, 2025 - $728,782) and the face value is $710,500 (December 31, 2025 - $685,300) as at June 30, 2026.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis, either at fair value through profit or loss ("FVPL") or fair value through other comprehensive income ("FVOCI"), and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
June 30, 2026
Financial assets and liabilities classified as FVPL
Derivative liability copper options	-	(8,948)	-	(8,948)
Cariboo contingent performance payable	-	-	(36,483)	(36,483)
Florence Copper Stream and Buy Back Option	-	-	(122,564)	(122,564)
Settlement receivables	21,823	-	-	21,823
Settlement payables	(2,015)	-	-	(2,015)
	19,808	(8,948)	(159,047)	(148,187)
Financial assets designated as FVOCI
Marketable securities	1,560	-	-	1,560
Investment in private companies	-	-	500	500
	1,560	-	500	2,060
December 31, 2025
Financial assets and liabilities classified as FVPL
Derivative liability copper options	-	(29,165)	-	(29,165)
Cariboo contingent performance payable	-	-	(42,862)	(42,862)
Florence Copper Stream and Buy Back Option	-	-	(98,245)	(98,245)
Settlement receivables	10,820	-	-	10,820
Settlement payables	(1,485)	-	-	(1,485)
	9,335	(29,165)	(141,107)	(160,937)
Financial assets designated as FVOCI
Marketable securities	2,409	-	-	2,409
Investment in private companies	-	-	500	500
	2,409	-	500	2,909

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

There have been no transfers between fair value levels during the reporting period. The carrying value of cash, accounts receivables, accounts payable and accrued liabilities approximate their fair value as at June 30, 2026 due to their short-term nature.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The Cariboo contingent performance payables (Note 13) and the Florence Copper Stream (Note 14) are each Level 3 instruments, as the inputs to their valuation are not based on observable market data.

21. Related Parties

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries and benefits	1,044	1,122	3,720	4,235
Post-employment benefits	161	220	321	440
Share-based compensation	3,928	4,274	9,674	8,274
	5,133	5,616	13,715	12,949

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

22. Segmented Information

The Company has identified three reportable segments, Gibraltar, Florence Copper, and Yellowhead, based on the primary locations where it generates, expects to generate, or plans to generate revenue. These segments are reviewed regularly by the Chief Executive Officer, who is the Chief Operating Decision Maker ("CODM"), for the purposes of resource allocation and performance assessment. Corporate activities do not meet the definition of a reportable segment and are therefore presented separately as a reconciliation to the consolidated totals. These activities primarily comprise corporate development initiatives and centralized functions that provide administrative, technical, financial, and other support to the operating segments. For operating segments in production, the CODM evaluates performance primarily based on earnings from mining operations. "Other operating expenses" include general and administrative costs, share-based compensation, project evaluation expenditures, changes in the fair value of derivatives and other financial instruments, and other (expense) income not directly attributable to mining operations. "Net finance and other expense" include finance income, finance expense, accretion expense, and foreign exchange gain (loss). Total assets do not include intra-group receivables between segments.

Three months ended June 30, 2026
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Revenue	288,732	41,821	-	-	330,553
Cost of sales
Production costs	(143,103)	(33,473)	-	-	(176,576)
Depletion and amortization	(29,225)	(10,020)	-	-	(39,245)
Other operating costs	-	-	-	-	-
Earnings (loss) from mine operations	116,404	(1,672)	-	-	114,732
Other expenses	(15,809)	(8,117)	-	(13,304)	(37,230)
Income (loss) before financing costs and income taxes	100,595	(9,789)	-	(13,304)	77,502
Net finance and other expenses	(5,325)	(3,169)	-	(27,897)	(36,391)
Income (loss) before income taxes	95,270	(12,958)	-	(41,201)	41,111

Six months ended June 30, 2026
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Revenue	521,296	46,350	-	-	567,646
Cost of sales
Production costs	(262,158)	(36,950)	-	-	(299,108)
Depletion and amortization	(57,222)	(11,189)	-	-	(68,411)
Other operating costs	(952)	-	-	-	(952)
Earnings (loss) from mine operations	200,964	(1,789)	-	-	199,175
Other expenses	(12,130)	(19,747)	-	(27,366)	(59,243)
Income (loss) before financing costs and income taxes	188,834	(21,536)	-	(27,366)	139,932
Net finance and other expenses	(10,675)	(9,520)	-	(45,125)	(65,320)
Income (loss) before income taxes	178,159	(31,056)	-	(72,491)	74,612

TREKOR METALS LIMITED (formerly Taseko Mines Limited) Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

Three months ended June 30, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Loss from mine operations	(397)	(105)	-	-	(502)
Other income (expenses)	(2,733)	(1,742)	-	(15,865)	(20,340)
Loss before financing costs and income taxes	(3,130)	(1,847)	-	(15,865)	(20,842)
Net finance and other income (expenses)	(10,231)	(7,300)	-	32,802	15,271
Income (loss) before income taxes	(13,361)	(9,147)	-	16,937	(5,571)

Six months ended June 30, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Loss from mine operations	16,071	(207)	-	-	15,864
Other income (expenses)	(25,999)	(7,852)	-	(21,019)	(54,870)
Loss before financing costs and income taxes	(9,928)	(8,059)	-	(21,019)	(39,006)
Net finance and other income (expenses)	(13,142)	(8,524)	-	18,561	(3,105)
Loss before income taxes	(23,070)	(16,583)	-	(2,458)	(42,111)

As at June 30, 2026
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Property, plant and equipment	1,013,553	1,146,073	39,464	20,403	2,219,493
Total assets	1,261,565	1,192,546	39,695	178,912	2,672,718
Total liabilities	649,846	327,887	2,297	836,507	1,816,537

As at December 31, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Property, plant and equipment	964,366	1,027,722	33,676	19,688	2,045,452
Total assets	1,194,865	1,043,439	33,944	200,239	2,472,487
Total liabilities	641,071	276,473	1,031	775,249	1,693,824